SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ATI Physical Therapy, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00216W109
(CUSIP Number)

David N. Brooks
Fortress Investment Group LLC
1345 Avenue of the Americas, 46th Floor
New York, NY 10105
(212) 798-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 00216W109
1		NAMES OF REPORTING PERSONS FINCO I Intermediate Holdco LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 379,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 379,833
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,833
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W109
1		NAMES OF REPORTING PERSONS FINCO I LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 379,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 379,833
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,833
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W109
1		NAMES OF REPORTING PERSONS FIG Parent, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 379,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 379,833
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,833
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 00216W109
1		NAMES OF REPORTING PERSONS Foundation Holdco LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 379,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 379,833
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,833
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 00216W109
1		NAMES OF REPORTING PERSONS FIG Buyer GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 379,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 379,833
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,833
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

EXPLANATORY NOTE

The securities reported herein are directly held by Fortress Acquisition Sponsor II LLC (“Sponsor”).  Sponsor, Fortress Investment Group LLC (“Fortress Investment Group”) and certain of its affiliates (the “Other Fortress Entities”, and together with Fortress Investment Group, “Fortress”) filed a Schedule 13D on June 23, 2021, as amended by Amendment No. 1 thereto filed on August 6, 2021 (collectively, the “Initial Fortress Schedule 13D”).  On May 14, 2024, pursuant to an internal reorganization (the “Internal Reorganization”) consummated in connection with a series of transactions involving Fortress management, Mubadala Investment Company (“Mubadala”) and SoftBank Group Corp., in which Fortress management and a consortium led by Mubadala’s wholly owned asset management subsidiary Mubadala Capital, indirectly acquired all of the economic interest in Fortress Investment Group (the “Mubadala Transaction”), the Reporting Persons (as defined below) may be deemed to have acquired beneficial ownership of  the securities beneficially owned by Fortress Investment Group at the time of the Mubadala Transaction reported herein.  This Statement represents an initial Schedule 13D filed by the Reporting Persons with respect to their beneficial ownership of the securities reported herein.  The Other Fortress Entities have separately filed a Schedule 13D reporting their beneficial ownership in Issuer (as defined below) securities.  The Reporting Persons intend to file any future required Schedule 13D amendments jointly with the Other Fortress Entities, if applicable.

Item 1. Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (“Common Stock”), of ATI Physical Therapy, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 790 Remington Boulevard, Bolingbrook, Illinois 60440.

 Item 2. Identity and Background.

(a)
(i)	FINCO I Intermediate Holdco LLC, a Delaware limited liability company (“FINCO I IH”), is the sole member of Fortress Investment Group.

(ii)	FINCO I LLC, a Delaware limited liability company, is the sole member of FINCO I IH.

(iii)	FIG Parent, LLC, a Delaware limited liability company (“FIG Parent”), is the sole member of FINCO I LLC.

(iv)	Foundation Holdco LP, a Delaware limited partnership (“Foundation Holdco”), is the sole member of FIG Parent.

(v)	FIG Buyer GP, LLC, a Delaware limited liability company (“FIG Buyer”), is the general partner of Foundation Holdco.

FINCO I IH, FINCO I LLC, FIG Parent, Foundation Holdco and FIG Buyer are collectively referred to herein as the “Reporting Persons.”

(b)          The address of the principal business and principal office of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.

(c)          Set forth in Annex A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D (collectively, the “Covered Persons”), and the business address and present principal occupation of each of the Covered Persons.

(d)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Unless otherwise specified in Annex A, each of the Covered Persons is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

On May 14, 2024, as a result of the Internal Reorganization, the Reporting Persons may be deemed to have acquired beneficial ownership of the securities beneficially owned by Fortress Investment Group at the time of the Mubadala Transaction reported herein.

Item 4. Purpose of Transaction.

The Reporting Persons hereby adopt the information set forth in Item 4 of the Initial Fortress Schedule 13D to the extent applicable, and such information is incorporated herein by reference.

Other than as described in Items 3 and 6, none of the Reporting Persons nor, to the best of their knowledge, any of the Covered Persons listed in Annex A currently has any plans or proposals that relate to, or would result in, any of the matters listed in Item 4 of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)

(i)	Amount beneficially owned: See Item 11 of each of the cover pages.

(ii)	Percent of class: See Item 13 of each of the cover pages.

(iii)	Number of shares as to which such person has:

a.	Sole power to vote or direct the vote: See Item 7 of each of the cover pages.

b.	Shared power to vote or direct the vote: See Item 8 of each of the cover pages.

c.	Sole power to dispose or direct the disposition: See Item 9 of each of the cover pages.

d.	Shared power to dispose or direct the disposition: See Item 10 of each of the cover pages.

All percentages of Common Stock outstanding contained herein are based on 4,395,617 shares of Common Stock outstanding, as of May 1, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q, filed on May 6, 2024, as adjusted pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act to include the 59,333 shares of Common Stock issuable upon the exercise of the Warrants (as defined in the Initial Fortress Schedule 13D) held directly by Sponsor.

The beneficial ownership of an aggregate of 379,833 shares of Common Stock reported herein includes (a) 150,000 shares of Common Stock held directly by Sponsor, (b) 170,500 shares of Common Stock that are unvested and subject to certain vesting and forfeiture provisions set forth in the Sponsor Letter Agreement (as defined in the Initial Fortress Schedule 13D), and (c) 59,333 shares of Common Stock issuable upon the exercise of 59,333 Warrants held directly by Sponsor.

The beneficial ownership reported herein reflects a one-for-fifty (1-for-50) reverse stock split of the Common Stock effective as of June 14, 2023.

(c)          Other than as disclosed herein, the Reporting Persons have not engaged in any transaction during the past 60 days involving shares of Common Stock.

(d)          No person, other than the Reporting Persons, the Other Fortress Entities and the Funds (as defined in the Initial Fortress Schedule 13D), is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons hereby adopt the information set forth in Item 6 of the Initial Fortress Schedule 13D to the extent applicable, and such information is incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

99.1	Joint Filing Agreement (filed herewith).

Additionally, the Reporting Persons hereby adopt the information set forth in Item 7 of the Initial Fortress Schedule 13D and such information is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2024	FINCO I INTERMEDIATE HOLDCO LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: May 21, 2024	FINCO I LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: May 21, 2024	FIG PARENT, LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: May 21, 2024	FOUNDATION HOLDCO LP
	By:	FIG Buyer GP, LLC, its general partner
	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Dated: May 21, 2024	FIG BUYER GP, LLC

	By:	/s/ David N. Brooks
	Name:	David N. Brooks
	Title:	Secretary

Annex A

Directors and Officers of FINCO I Intermediate Holdco LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Andrew McKnight	Co-Chief Executive Officer

Joshua Pack	Co-Chief Executive Officer

Jack Neumark	Managing Partner

David N. Brooks	Secretary

Daniel N. Bass	Treasurer

Directors and Officers of FINCO I LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Andrew McKnight	Co-Chief Executive Officer

Joshua Pack	Co-Chief Executive Officer

Jack Neumark	Managing Partner

David N. Brooks	Secretary

Daniel N. Bass	Treasurer

Directors and Officers of FIG Parent, LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Andrew McKnight	Co-Chief Executive Officer

Joshua Pack	Co-Chief Executive Officer

Jack Neumark	Managing Partner

David N. Brooks	Secretary

Daniel N. Bass	Treasurer

Directors and Officers of Foundation Holdco LP:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

Andrew McKnight	Co-Chief Executive Officer and Director

Joshua Pack	Co-Chief Executive Officer and Director

Peter L. Briger	Director

Hani Barhoush	Director

Directors and Officers of FIG Buyer GP, LLC:

Business Address: c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, New York, NY 10105.

Name:	Principal Occupation:

David N. Brooks	Secretary

Dan Bass	Treasurer